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                                                           OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                       Continental Investment Corporation
      -------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.50 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)


      -------------------------------------------------------------------
                                 (CUSIP Number)

                               Proskauer Rose LLP
                          Attn: Mark E. Davidson, Esq.
                                 1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
      -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 22, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(b)(3), or (4), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.                            13D                      Page    of   Pages


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1    NAME OF REPORTING PERSONS                              Robert T. Rahr
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS     ###-##-####



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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*                                        PF



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION                   United States



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               7    SOLE VOTING POWER

  NUMBER OF         105,500

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        -0-

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         105,500

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     105,500

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%

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14   TYPE OF REPORTING PERSON*

     IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 per value per share (the "Shares"), of Continental Investment Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

Item 2. Identity and Background

     (a) This Statement is filed by Robert T. Rahr, an individual residing in the State of New York. The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

     (b)  and (c)

          The principal business address of Robert Rahr is 152-35 10th Avenue, Whitestone, New York 11357. The principal business of Robert Rahr is wholesale pharmaceutical sales, in his capacity as Executive Vice President of Kinray, Inc.

     (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

     The purchase of 100,000 shares of the Company's Common Stock was made with cash loaned to the Reporting Person by his father Stewart Rahr pursuant to promissory notes dated February 1, 1997 and March 1, 1997, each for the amount of $250,000. The balance of the Company's Common Stock was purchased with cash either by the Reporting Person or by the trustee of a UGMA trust of which the Reporting Person was the beneficiary.

Item 4. Purpose of Transaction

     (a) The purchase of the Company's Common Stock was made for investment purposes.


Item 5. Interest in Securities of the Issuer

     (a) As of May 22, 2001, the Reporting Person is the beneficial owner of 105,500 shares of the Company's Common Stock, which represents 5.6% of the Company's outstanding Common Stock.

     (b) The Reporting Person has the sole power to vote and to dispose of the 105,000 shares referred to immediately above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On February 28, 2000, Robert T. Rahr executed an Assignment and Agreement, assigning to his father, Stewart Rahr, any claims that Robert T. Rahr may have had against any person or persons arising out of, or as a consequence of, or in connection with the CIC stock that Robert T. Rahr owns, including without limitation the claims asserted in Stewart Rahr, et al. v. R. Dale Sterritt Jr., et al., Civil Action No. 3:99-CV-0628-G, in the United States District Court for the Northern District of Texas, Dallas Division, and Stewart Rahr v. Grant Thornton LLP, et al., Cause No. 00-01954, in the District Court of Dallas County, Texas, E-101st Judicial District.

        Robert T. Rahr has executed a written proxy, giving each of Lawrence J. Fossi and Linda Gee the right to vote his shares of the Company's stock at the Special Meeting of Shareholders of the Company to be held on July 3, 2001 beginning at 2:00 p.m., local time, at 10254 Miller Road, Dallas, Texas 75238 (the "Special Meeting"), and any adjournments or postponements thereof July 3, 2001 shareholders meeting. Robert T. Rahr has granted Mr. Fossi and Ms. Gee discretion about whether to vote his shares or to abstain from voting at the Special Meeting. However, if Mr. Fossi and Ms. Gee do cast the votes of Robert
T. Rahr, then he has instructed them to cast his votes in favor of the proposal to liquidate and dissolve the Company in accordance with the Notice of Special Meeting of Stockholders dated June 13, 2001. Robert T. Rahr has granted Mr. Fossi and Ms. Gee discretion as to any other matter that may be properly brought before the Special Meeting, or any adjournments or postponements thereof.

        Robert T. Rahr periodically discusses the Company and his interest in it with his mother, Carol Rahr, and his sister, Felicia Rahr, each of whom also owns approximately 100,000 shares of stock in the Company. Further, Robert T. Rahr, Felicia Rahr, and Carol Rahr all periodically discuss the Company and their interest in it with Stewart Rahr. Robert T. Rahr has no agreement obliging him to vote his shares in conjunction with those owned by Carol Rahr or Felicia Rahr; however, based on discussions with Carol Rahr and Felicia Rahr, Robert T. Rahr anticipates that he, Carol Rahr, and Felicia Rahr, will continue to discuss with each other and with Stewart Rahr matters relating to the Company. Robert T. Rahr, Felicia Rahr, Carol Rahr, and Stewart Rahr have a common understanding that the proposed liquidation of the Company, the Pooling Agreement between the Company and Stewart Rahr (described at pages 35-36 of the Company's June 13,
2001 Post-Confirmation Disclosure Document), and the Company's continued prosecution of its claims against Grant Thornton LLP, Holland & Knight LLP, and others, is in the best interests of the Company.

Item 7. Material to Be Filed as Exhibits

        Exhibit A.  Promissory Note dated February 1, 1997
        Exhibit B.  Promissory Note dated March 1, 1997
        Exhibit C.  Proxy dated June 21, 2001


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2001                                  /s/ Robert Rahr
--------------------------                     --------------------------------
           Date                                     Robert Rahr


                                                Executive Vice President
                                                --------------------------------
                                                            Title

                                 PROMISSORY NOTE


                                                                February 1, 1997

     1. Principal. FOR VALUE RECEIVED, the undersigned, ROBERT RAHR, an individual residing at 3 Croydon Ct., Dix Hills, NY (the "Obligor"), promises to pay to the order of STEWART RAHR, an individual residing at 3 Croydon Ct., Dix Hills, NY, or his assignee (the "Payee"), the principal sum of Two Hundred Fifty Thousand Dollars ($250,000), in full on February 1, 2002.

     2. Interest. This Note shall bear interest from February 1, 1997, at a rate of 6.28% compounded semiannually. Interest shall be payable each year on the anniversary of this Note, up to and including the last interest payment due February 1, 2002.

     3. Prepayment. The principal amount of this Note may be prepaid in whole or in part at any time, without premium or penalty, together with all accrued and unpaid interest on the principal amount then being prepaid.

     4. Event of Default. The entire unpaid balance of the principal of, and accrued interest on, this Note shall automatically become due and payable without any notice to the Obligor in the event any action shall be taken by or against the Obligor pursuant to any bankruptcy laws or other insolvency laws as now or hereafter in effect, and, if taken against the Obligor, such action is not dismissed within 60 days; and the Obligor hereby waives any presentment for payment, demand, notice of dishonor or protest, or other notice in connection with enforcement of this Note upon such event.

     5. Costs of Collection. In the event that this Note shall be placed in the hands of an attorney for collection by reason of any default hereunder, the Obligor agrees to pay reasonable attorneys' fees and disbursements and other reasonable expenses incurred by the Payee in connection with the collection of this Note.

     6. Assignment. This note may be assigned by the Payee or his assigns and any assignment shall not relieve the Obligor from any of her obligations hereunder.

     7. No Waiver. Any forebearance, failure or delay by the Payee in exercising any right, power or remedy under this Note shall not be deemed to be a waiver of such right, power or remedy, nor shall any single or partial exercise of any right, power or remedy preclude the further exercise thereof.

     8. Governing Law. This Note shall be construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

        IN WITNESS WHEREOF, the undersigned has caused this Note to be issued, executed and delivered as of the date first set forth above.



                                                       /s/  Robert Rahr
                                                  ------------------------------
                                                            Robert Rahr

                                 PROMISSORY NOTE


                                                                   March 1, 1997

     1. Principal. FOR VALUE RECEIVED, the undersigned, ROBERT RAHR, an individual residing at 3 Croydon Ct., Dix Hills, NY (the "Obligor"), promises to pay to the order of STEWART RAHR, an individual residing at 3 Croydon Ct., Dix Hills, NY, or his assignee (the "Payee"), the principal sum of Two Hundred Fifty Thousand Dollars ($250,000), in full on March 1, 2002.

     2. Interest. This Note shall bear interest from March 1, 1997, at a rate of 6.32% compounded semiannually. Interest shall be payable each year on the anniversary of this Note, up to and including the last interest payment due March 1, 2002.

     3. Prepayment. The principal amount of this Note may be prepaid in whole or in part at any time, without premium or penalty, together with all accrued and unpaid interest on the principal amount then being prepaid.

     4. Event of Default. The entire unpaid balance of the principal of, and accrued interest on, this Note shall automatically become due and payable without any notice to the Obligor in the event any action shall be taken by or against the Obligor pursuant to any bankruptcy laws or other insolvency laws as now or hereafter in effect, and, if taken against the Obligor, such action is not dismissed within 60 days; and the Obligor hereby waives any presentment for payment, demand, notice of dishonor or protest, or other notice in connection with enforcement of this Note upon such event.

     5. Costs of Collection. In the event that this Note shall be placed in the hands of an attorney for collection by reason of any default hereunder, the Obligor agrees to pay reasonable attorneys' fees and disbursements and other reasonable expenses incurred by the Payee in connection with the collection of this Note.

     6. Assignment. This note may be assigned by the Payee or his assigns and any assignment shall not relieve the Obligor from any of her obligations hereunder.

     7. No Waiver. Any forebearance, failure or delay by the Payee in exercising any right, power or remedy under this Note shall not be deemed to be a waiver of such right, power or remedy, nor shall any single or partial exercise of any right, power or remedy preclude the further exercise thereof.

     8. Governing Law. This Note shall be construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

        IN WITNESS WHEREOF, the undersigned has caused this Note to be issued, executed and delivered as of the date first set forth above.



                                                       /s/  Robert Rahr
                                                  ------------------------------
                                                            Robert Rahr

                       CONTINENTAL INVESTMENT CORPORATION

                                      Proxy


          The undersigned hereby appoints Lawrence J. Fossi and Linda E. Gee, and each of them, as proxies for the undersigned to act and to vote, with full power of substitution, with the powers of the undersigned as if the undersigned were personally present, at the Special Meeting of Shareholders of Continental Investment Corporation, a Georgia corporation (the "Corporation"), to be held on July 3, 2001 beginning at 2:00 p.m., local time, at 10254 Miller Road, Dallas, Texas 75238 (the "Special Meeting"), and any adjournments or postponements thereof. Further, the undersigned represents and warrants to the Corporation that the undersigned has not signed any ballot or any other proxy in connection with the Special Meeting; and agrees that any such ballot or other proxy shall be deemed fully and finally revoked.

          The undersigned instructs that the votes entitled to be cast by the undersigned be cast (i) for the proposal to approve the liquidation and dissolution of the Corporation in accordance with the Notice of Special Meeting of Stockholders dated June 13, 2001, and (ii) in the discretion of the holder of this proxy on any other matter that may be properly brought before the Special Meeting, or any adjournments or postponements thereof. Notwithstanding the foregoing, the holder of this proxy may, in his or her discretion, abstain from voting on the liquidation and dissolution of the Corporation or on any other matter.

          This Proxy is intended to cover the 100,000 shares of the Corporation held by the undersigned in his own name as well as the 3,100 shares of the Corporation held for the benefit of the undersigned by Dean Witter Reynolds, Inc., as well as the 2,400 shares of the Corporation held for the benefit of the undersigned by Bank of America Securities LLC.




                                                       /s/ Robert Rahr
                                                  ------------------------------
                                                  ROBERT RAHR


                                                  Date: 06/21/01
                                                       -------------------------